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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Mid Atlantic Realty Trust
- -------------------------------------------------------------------
(Name of Issuer)


Common Stock**
- -------------------------------------------------------------------
(Title of Class of Securities)


59523210
- --------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------
**The amount reflected in item 9 of the cover pages may include common stock issuable upon conversion of 7 5/8% convertible debentures due 2003 (CUSIP 595232AA). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 562,440 shares of common stock and $100,000 principal amount of 7 5/8% convertible debentures due 2003.

Page 2 of 12 Pages


CUSIP NO. 59523210                  13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

674,307

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

674,307

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

674,307

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 12 Pages


CUSIP NO.    59523210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Group, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

671,450

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

671,450

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,450

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 12 Pages


CUSIP NO.    59523210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Princeton Services, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

674,307

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

674,307

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

674,307

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 5 of 12 Pages


CUSIP NO.   59523210                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Asset Management, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

671,450

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

671,450

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,450

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12. TYPE OF REPORTING PERSON*

IA, PN

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 6 of 12 Pages


CUSIP NO.    59523210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Global Allocation Fund, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

576,200

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

576,200

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

576,200

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

12. TYPE OF REPORTING PERSON*

IV

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 7 of 12 Pages

                    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
            --------------

            Mid Atlantic Realty Trust

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            Gateway International
            1302 Concourse Drive, Suite 202
            Linthicum, Maryland  21090

ITEM 2 (a)  Name of Persons Filing:
            ---------------------

            Merrill Lynch & Co., Inc.
            Merrill Lynch Group, Inc..
            Princeton Services, Inc.
            Merrill Lynch Asset Management, L.P.
            Merrill Lynch Global Allocation Fund, Inc.

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

Merrill Lynch & Co., Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Merrill Lynch Group, Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Princeton Services, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Asset Management, L.P.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Global Allocation Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Page 8 of 12 Pages


ITEM 2 (c)  Citizenship:
            -----------

See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
            ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

59523010

ITEM 3
   Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML
Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b) (ii) (G). Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Global Allocation Fund, Inc. (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

ITEM 4  Ownership
        ---------

(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Mid Atlantic Realty Trust (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company covered by this statement.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

          See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

          See Item 7 of Cover Pages

Page 9 of 12 Pages



    (iv)  share power to dispose of or direct the disposition of:

          See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------

Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

  MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. Merrill Lynch Global Allocation Fund, Inc., a reporting person on this Schedule 13G for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.

ITEM 7   Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

See Exhibit A

ITEM 8   Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Not Applicable

Page 10 of 12 Pages


ITEM 9  Notice of Dissolution of Group.
        ------------------------------

Not Applicable

ITEM 10  Certification
         -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
- ---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1995

Merrill Lynch & Co, Inc.

/s/ David L. Dick
- ----------------------------
Name: David L. Dick
Title:  Assistant Secretary


Merrill Lynch Group, Inc.

/s/ David L. Dick
- -----------------------------
Name: David L. Dick
Title:  Secretary


Princeton Services, Inc.

/s/ David L. Dick
- -----------------------------
Name:  David L. Dick
Title:  Attorney-In-Fact*


- ------------------------------------
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch Group, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.

Page 11 of 12 Pages


Merrill Lynch Asset Management, L.P.
By: Princeton Services, Inc. (General Partner)

/s/ David L. Dick
- -------------------------
Name:   David L. Dick
Title Attorney-In-Fact*


Merrill Lynch Global Allocation Fund, Inc.

/s/ David L. Dick
- --------------------------
Name: David L. Dick
Title:  Attorney-In-Fact*

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.

Page 12 of 12 Pages


                        EXHIBIT A TO SCHEDULE 13G
                        -------------------------

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                    -----------------------------------------

   Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, ("PSI") are parent holding companies pursuant to (S)240 13d-1(b) (1) (ii) (G). The relevant subsidiaries of Merrill Lynch & Co. are Merrill Lynch Pierce, Fenner and Smith Incorporated ("MLPF&S"), ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM"). The relevant subsidiary of Merrill Lynch Group is PSI.

    ML&Co. may be deemed to be the beneficial owner of common stock of Mid Atlantic Realty Trust (the "Company") held by or deemed to be beneficially owned by ML Group and MLPF&S. MLPF&S, a wholly-owned direct subsidiary of ML&Co. and a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, holds certain of the reported securities in proprietary accounts.

    ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 9.8% of the common stock of the Company by virtue of its control of its wholly-owned subsidiary, PSI.

    PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 9.8% of the common stock of the company by virtue of its being the general partner of MLAM.

    MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 9.8% of the common stock of the Company by virtue of its acting as investment advisor to Merrill Lynch Global Allocation Fund, Inc. an investment company registered under Section 8 of the Investment Company Act of 1940 which is the beneficial owner of 8.4% of the common stock of the Company.

    Pursuant to (S)240.13d-4, ML & Co., ML Group, MLPF&S, PSI, MLAM, and the Fund disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company, other than, in the case of ML&Co. and MLPF&S, securities of the Company held by MLPF&S in proprietary accounts.